

Mail Stop 4561

July 6, 2006

Robert J. Simmons
Chief Financial Officer
E*Trade Financial Corporation
135 East 57th Street
New York, New York 10022

> **Re: E*Trade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 1-11921**

Dear Mr. Simmons:

We have reviewed the responses in your letter filed on May 25, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 68

1.   We have reviewed your response to comment 1 of our letter dated April 27, 2006 and your revised income statement and balance sheet presentation in your Form 10-Q for the quarter ended March 31, 2006. Please revise future filings to separately present the components of interest income and interest expense as

prescribed by Rule 9-04 of Regulation S-X, or advise us. Please show us what your revisions will look like in your response.

2.   Please tell us why you include 'Corporate Interest Income' and 'Corporate Interest Expense' in Other Income instead of in 'Interest Income' and 'Interest Expense' under Revenues. This presentation does not appear to comply with the requirements of Rule 9-04 of Regulation S-X.

3.   Please tell us why you include 'Gain on sale and impairment of investments' in Other Income and 'Gain on sales of loans and securities, net' in Revenues.

4.   Please tell us the primary components of the 'Gain on sale and impairment of investments' and 'Gain on sales of loans and securities, net' line items in your response and provide a reconciliation of these line items to the amounts presented in the footnotes.

Note 12 – Accounting for Derivative Financial Instruments and Hedging Activities, page 101

5.   We have reviewed your response to comment 4 of our letter dated April 27, 2006. With respect to SFAS 133 hedges of FHLB advances, please tell us:

- Whether the FHLB advances carry any special features, such as conversion or amortization; and
- How you considered these special features in the application of SFAS 133 to a) hedges using the short-cut method, and b) other cash flow hedges where you measure the ineffectiveness using the hypothetical derivative method. Specifically include in your response your consideration of the criteria in paragraph 68(d) of SFAS 133 for FHLB advances carrying special features.

6.   We have reviewed your response to comment 5 of our letter dated April 27, 2006. Please tell us:
- The notional amount of derivatives accounted for under the matched terms method in SFAS 133; and
- Whether your use of the short-cut method for fair value hedges of certificates of deposit (CDs) included any hedges of brokered CDs and, if so, how you determined that the brokered CD hedge transactions satisfied the requirement of paragraph 68(b) of SFAS 133.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant